                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          TARGETED GENETICS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   87612M 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                James A. Johnson
                          Targeted Genetics Corporation
                            1100 Olive Way, Suite 100
                            Seattle, Washington 98101
                                 (206) 623-7612
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 17, 1998
--------------------------------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


                               Page 1 of 11 pages

                                  SCHEDULE 13D


CUSIP NO. 87612M 10 8                                         PAGE 2 OF 11 PAGES



--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         THE EQUITABLE LIFE ASSURANCE SOCIETY
--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
   2                                                                     (b) [ ]

--------------------------------------------------------------------------------
         SEC USE ONLY
   3
--------------------------------------------------------------------------------
         SOURCE OF FUNDS*
   4
         WC
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   5     ITEMS 2(d) or 2(E)                                                  [ ]

--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
   6
         UNITED KINGDOM
--------------------------------------------------------------------------------
                       SOLE VOTING POWER
                  7
                       3,000,000
  NUMBER OF     ----------------------------------------------------------------
    SHARES             SHARED VOTING POWER
 BENEFICIALLY     8
   OWNED BY     ----------------------------------------------------------------
     EACH              SOLE DISPOSITIVE POWER
  REPORTING       9
    PERSON             3,000,000
     WITH       ----------------------------------------------------------------
                       SHARED DISPOSITIVE POWER
                 10
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,000,000
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.03% (1)
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                            NOTES TO SCHEDULE 13D FOR
                          TARGETED GENETICS CORPORATION



(1) Percentage is based upon 28,883,381 shares of Common Stock outstanding as of April 17, 1998.

ITEM 1. SECURITY AND ISSUER.

        This Schedule 13D relates to the Common Stock, par value $.01 per share ("Common Stock"), of Targeted Genetics Corporation, a Washington corporation ("Targeted Genetics"), the principal executive office of which is located at 1100 Olive Way, Suite 100, Seattle, Washington 98101.

ITEM 2. IDENTITY AND BACKGROUND.

        This Schedule 13D is filed on behalf of The Equitable Life Assurance Society, a company formed under the laws of the United Kingdom ("Equitable"), pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Equitable owns 3,000,000 shares of Common Stock of Targeted Genetics (the "Equitable Shares"). Equitable's principal business is life assurance and pensions principally in the United Kingdom. The principal business address and the principal office address of Equitable is City Place House, 55 Basinghall Street, London EC2V 5DR, England.

        (d), (e) Equitable has not during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                   OFFICERS AND DIRECTORS OF REPORTING PERSON:

(a)     Name:                       PETER ANTHONY DAVIS

(b)     Business Address:           29 Arthur Road
                                    London  SW19 7DN
                                    England

(c)     Principal Occupation,
        Name of Business, Principal
        Business and Address:       Accountant
                                    Director of Equitable
                                    29 Arthur Road
                                    London  SW19 7DN
                                    England

(d)     Criminal Proceedings:None

(e)     Civil Proceedings:          None

(f)     Citizenship:                British

(a)     Name:                       PETER MARTIN

(b)     Residence Address:          Knighton Cottage
                                    Knighton
                                    Swindon
                                    Wilts SN6 8NT
                                    England

(c)     Principal Occupation,
        Name of Business, Principal
        Business and Address:       Solicitor, Retired
                                    Director of Equitable

(d)     Criminal Proceedings:       None

(e)     Civil Proceedings:          None

(f)     Citizenship:                British

(a)     Name:                       ALAN NASH

(b)     Business Address:           The Equitable Life Assurance Society
                                    Walton Street
                                    Aylesbury Bucks HP21 7QW
                                    England

(c)     Principal Occupation,
        Name of Business, Principal
        Business and Address:       General Manager - Finance and a
                                    Director of Equitable
                                    The Equitable Life Assurance Society
                                    Walton Street
                                    Aylesbury Bucks HP21 7QW
                                    England

(d)     Criminal Proceedings:       None

(e)     Civil Proceedings:          None

(f)     Citizenship:                British

(a)     Name:                       JENNIFER ANNE PAGE

(b)     Business Address:           The New Millenium Experience Company Ltd.
                                    110 Buckingham Palace Road
                                    London SW1W 9SB
                                    England

(c)     Principal Occupation,
        Name of Business, Principal
        Business and Address:       Chief Executive
                                    The New Millenium Experience Company
                                    110 Buckingham Palace Road
                                    London SW1W 9SB
                                    England

(d)     Criminal Proceedings:       None

(e)     Civil Proceedings:          None

(f)     Citizenship:                British

(a)     Name:                       DAVID WILLIAM JAMES PRICE

(b)     Business Address:           Mercury Asset Management plc
                                    33 King William Street
                                    London EC4R 9AS
                                    England

(c)     Principal Occupation,
        Name of Business, Principal
        Business and Address:       Deputy Chairman
                                    Director of Equitable
                                    Mercury Asset Management plc
                                    33 King William Street
                                    London EC4R 9AS
                                    England

(d)     Criminal Proceedings:       None

(e)     Civil Proceedings:          None

(f)     Citizenship:                British

(a)     Name:                       JOHN RICHARD SCLATER

(b)     Business Address:           117 Eaton Square
                                    London SW1W 9AA

                                    England

(c)     Principal Occupation,
        Name of Business, Principal
        Business and Address:       Banker
                                    Director of Equitable
                                    117 Eaton Square
                                    London SW1W 9AA
                                    England

(d)     Criminal Proceedings:       None

(e)     Civil Proceedings:          None

(f)     Citizenship:                British

(a)     Name:                       IAN PETER SEDGWICK

(b)     Business Address:           Schroeders plc
                                    120 Cheapside
                                    London EC2V 6DS
                                    England

(c)     Principal Occupation,
        Name of Business, Principal
        Business and Address:       Vice Chairman
                                    Director of Equitable
                                    Schroeders plc
                                    120 Cheapside
                                    London EC2V 6DS
                                    England

(d)     Criminal Proceedings:       None

(e)     Civil Proceedings:          None

(f)     Citizenship:                British

(a)     Name:                       JONATHAN FRANCIS TAYLOR

(b)     Business Address:           Booker plc
                                    85 Buckingham Gate
                                    London SW1E 6PD
                                    England

(c)     Principal Occupation,
        Name of Business, Principal
        Business and Address:       Chairman
                                    Director of Equitable
                                    Booker plc
                                    85 Buckingham Gate
                                    London SW1E 6PD
                                    England

(d)     Criminal Proceedings:       None

(e)     Civil Proceedings:          None

(f)     Citizenship:                British

(a)     Name:                       DAVID GEORGE THOMAS

(b)     Business Address:           The Equitable Life Assurance Society
                                    City Place House
                                    55 Basinghall Street
                                    London EC2V 5DR
                                    England

(c)     Principal Occupation,
        Name of Business, Principal
        Business and Address:       General Manager - Investments and
                                    a Director of Equitable
                                    The Equitable Life Assurance Society
                                    City Place House
                                    55 Basinghall Street
                                    London EC2V 5DR
                                    England

(d)     Criminal Proceedings:       None

(e)     Civil Proceedings:          None

(f)     Citizenship:                British

(a)     Name:                       ALAN GEORGE TRITTON

(b)     Residence Address:          Lyons Hall
                                    Great Leighs
                                    Chelmsford

                                    Essex CH3 1PL
                                    England

(c)     Principal Occupation,
        Name of Business, Principal
        Business and Address:       Retired
                                    Director of Equitable

(d)     Criminal Proceedings:       None

(e)     Civil Proceedings:          None

(f)     Citizenship:                British

(a)     Name:                       DAVID WILLIAM WILSON

(b)     Business Address:           Wilson Bowden plc
                                    Wilson Bowden House
                                    Leicester Road
                                    Ibstock
                                    Leicester LE67 6HP
                                    England

(c)     Principal Occupation,
        Name of Business, Principal
        Business and Address:       Chairman
                                    Director of Equitable
                                    Wilson Bowden plc
                                    Wilson Bowden House
                                    Leicester Road
                                    Ibstock
                                    Leicester LE67 6HP
                                    England

(d)     Criminal Proceedings:       None

(e)     Civil Proceedings:          None

(f)     Citizenship:                British

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On April 17, 1998, the Reporting Person was issued 2,000,000 shares of Targeted Genetics' Common Stock and a warrant to purchase an additional 1,000,000 shares of Common Stock for $3,000,000 pursuant to an offering by Targeted Genetics under

Regulation D to qualified institutional investors. The shares were acquired with working capital.

ITEM 4. PURPOSE OF TRANSACTION.

        The shares were acquired for investment purposes.

        (a)-(j) None

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) The 3,000,000 shares held by Equitable represent 10.03% of the 28,883,381 shares of Common Stock of Targeted Genetics outstanding on the date hereof, based upon information provided by Targeted Genetics and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

        (b) Equitable has the sole power to vote or direct the voting of and to dispose of or direct the disposition of the Equitable Shares.

        (c) Except as set forth in this Schedule 13D, neither Equitable nor, to the best of the knowledge of Equitable, any of the officers or directors of Equitable named herein, owns any shares of the capital stock of Targeted Genetics or has purchased or sold any shares of the capital stock of Targeted Genetics during the past 60 days

        (d) Except as set forth in this Schedule 13D, no person is known by Equitable to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Equitable Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        None.

                                   SIGNATURES



        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement is filed on behalf of the undersigned.

        Dated:  April 27, 1998

                                  THE EQUITABLE LIFE ASSURANCE SOCIETY



                                  By /s/ Charles Edward Duddridge
                                     -------------------------------------------
                                  Its Assistant General Manager Securities and Investments